Exhibit 21.01

Subsidiaries of Chegg, Inc.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Cramster Inc.	California
Cramster Holding Corp.	California
InstaEDU Inc.	Delaware
Internships.com, LLC	Delaware
Chegg India Private Limited	India
Good Ascent Corporation Limited	Hong Kong
Beijing Zichi Information Technology Co., Ltd.	China WOFE
Beijing Kairen Information Technology Co., Ltd.	China ICP
Chegg M.E. Ltd.	Israel
Imagine Easy Solutions, LLC	Delaware
Imagine Easy Technology Solutions GmbH	Germany